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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0145 Expires:Febuary 28, 2009 Estimated average burden hours per response ....10.4
SCHEDULE 13G Under the Securities and Exchange Act of 1934 (Amendment No. )*
Locust Walk Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $ 0.0001
(Title of Class of Securities)
54015L103
(CUSIP Number)

August 16, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 54015L103
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Feis Equities LLC
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationState of Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power906,661
6.Shared Voting Power 0
7.Sole Dispositive Power906,661
8.Shared Dispositive Power 0
9.Aggregate Amount Beneficially Owned by Each Reporting Person 906,661
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 5.02%
12.Type of Reporting Person (See Instructions) OO-Limited Liability Company

CUSIP No. 54015L103
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lawrence M. Feis
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power906,661
6.Shared Voting Power 0
7.Sole Dispositive Power906,661
8.Shared Dispositive Power 0
9.Aggregate Amount Beneficially Owned by Each Reporting Person 906,661
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 5.02%
12.Type of Reporting Person (See Instructions) IN

Item 1.

The name and address of the principal executive offices of the Issuer are:

Locust Walk Acquisition Corp.

200 Clarendon Street, 51st Floor

Boston, MA  20116

Item 2.

This statement on Schedule 13G is being filed by:

(a) Name of Person Filing

(i)Feis Equities LLC

(ii)Lawrence M. Feis

(b)Address: The address of the business office of each of the Reporting Persons is: 20 North Wacker Drive Suite 2115 Chicago, Illinois 60606
(c)Citizenship/Place:	Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated hereto by reference for each Reporting Person.
(d)Title of Class of Securities:	Class A common Stock, par value $ 0.0001 (the “Shares”)
(e)CUSIP Number:	54015L103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)☐An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person and incorporated by reference herein.

The percentage set forth in row 11 of the cover page for each Reporting Person is based on 18,045,000 shares of Class A common stock outstanding as of August 12, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 12, 2021.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:August 17,2021 Date:August 17, 2021	FEIS EQUITIES LLC By:/s/ Lawrence M. Feis Managing Member LLC LAWRENCE M. FEIS By:/s/ Lawrence M. Feis

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Locust Walk Acquisition Corp. dated as of August 17,2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

FEIS EQUITIES LLC

By:/s/ Lawrence M. Feis

Managing Member LLC

LAWRENCE M. FEIS

By:/s/ Lawrence M. Feis

Date:  August 17, 2021